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                     UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(h) of the Investment Company Act of 1940

[_] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

________________________________________________________________________________
1.   Name and Address of Reporting Person*

                                HAHN, KENNETH P.
--------------------------------------------------------------------------------
   (Last)                           (First)             (Middle)

                                C/O GEHL COMPANY
                                143 WATER STREET
--------------------------------------------------------------------------------
                                    (Street)

         WEST BEND                     WI                       53095
--------------------------------------------------------------------------------
          (City)                     (State)                    (Zip)


________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol

                                  GEHL COMPANY
                                      GEHL
________________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)



________________________________________________________________________________
4.   Statement for Month/Day/Year

                                   12/20/2002
________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Day/Year)


================================================================================
6.   Relationship of Reporting Person(s) to Issuer
     (Check all applicable)

     [_]  Director                             [_]  10% Owner
     [X]  Officer (give title below)           [_]  Other (specify below)

                                 VICE PRESIDENT
________________________________________________________________________________

7.   Individual or Joint/Group Filing (Check applicable line)

     [X]  Form filed by one Reporting Person
     [_]  Form filed by more than one Reporting Person
________________________________________________________________________________


================================================================================
           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                 5.             6.
                                          2A.                    4.                              Amount of      Owner-
                                          Deemed                 Securities Acquired (A) or      Securities     ship
                             2.           Execution 3.           Disposed of (D)                 Beneficially   Form:     7.
                             Transaction  Date, if  Transaction  (Instr. 3, 4 and 5)             Owned Follow-  Direct    Nature of
                             Date         any       Code         ------------------------------- ing Reported   (D) or    Indirect
1.                           (Month/      (Month/   (Instr. 8)                   (A)             Transaction(s) Indirect  Beneficial
Title of Security            Day/         Day/      ------------     Amount      or    Price     (Instr. 3      (I)       Ownership
(Instr. 3)                   Year)        Year)      Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------
COMMON STOCK                                                                                       12,939          D

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------------------------------------------------------------------------------------------------------------------------------------

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====================================================================================================================================

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
*    If the Form is filed by more than one Reporting Person, see Instruction
     4(b)(v).


Persons who respond to the collection of information
contained in this form are not required to respond                        (Over)
unless the form displays a currently valid OMB                   SEC 1474 (9-02)
control number.

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

====================================================================================================================================
                                                                                                                     10.
                                                                                                           9.        Owner-
                                                                                                           Number    ship
                                                                                                           of Deriv- Form
             2.                                                                                            ative     of
             Conver-                           5.                               7.                         Secur-    Deriv-  11.
             sion                              Number of                        Title and Amount           ities     ative   Nature
             or              3A.               Derivative    6.                 of Underlying     8.       Benefi-   Secur-  of
             Exer-           Deemed   4.       Securities    Date               Securities        Price    cially    ity:    In-
             cise    3.      Execu-   Trans-   Acquired (A)  Exercisable and    (Instr. 3 and 4)  of       Owned     Direct  direct
             Price   Trans-  tion     action   or Disposed   Expiration Date    ----------------  Deriv-   Following (D) or  Bene-
1.           of      action  Date,    Code     of(D)         (Month/Day/Year)            Amount   ative    Reported  In-     ficial
Title of     Deriv-  Date    if any   (Instr.  (Instr. 3,    -----------------           or       Secur-   Trans-    direct  Owner-
Derivative   ative   (Month/ (Month/  8)       4 and 5)      Date      Expira-           Number   ity      action(s) (I)     ship
Security     Secur-  Day/    Day/     ------   ------------  Exer-     tion              of       (Instr   (Instr    (Instr  (Instr
(Instr. 3)   ity     Year)   Year)    Code V    (A)   (D)    cisable   Date      Title   Shares   5)       4)        4)      4)
------------------------------------------------------------------------------------------------------------------------------------
OPTIONS
(RIGHTS TO
BUY) (1)
GRANT DATE:                                                    (2)               COMMON
12/20/96     $9.375                                          12/19/99  12/19/06  STOCK    5,000    (1)      5,000      D
------------------------------------------------------------------------------------------------------------------------------------
OPTIONS
(RIGHTS TO
BUY) (1)
GRANT DATE:                                                    (2)               COMMON
12/19/97     $21.25                                          12/18/00  12/18/07  STOCK    5,000    (1)      5,000      D
------------------------------------------------------------------------------------------------------------------------------------
OPTIONS
(RIGHTS TO
BUY) (1)
GRANT DATE:                                                    (2)               COMMON
12/18/98     $14.00                                          12/17/01  12/17/08  STOCK    7,500    (1)      7,500      D
------------------------------------------------------------------------------------------------------------------------------------
OPTIONS
(RIGHTS TO
BUY) (1)
GRANT DATE:                                                    (2)               COMMON
12/17/99     $17.75                                          12/16/02  12/16/09  STOCK   10,000    (1)     10,000      D
------------------------------------------------------------------------------------------------------------------------------------
OPTIONS
(RIGHTS TO
BUY) (1)
GRANT DATE:                                                                      COMMON
12/15/00     $12.125                                           (3)     12/14/10  STOCK   25,000    (1)     25,000      D
------------------------------------------------------------------------------------------------------------------------------------
OPTIONS
(RIGHTS TO
BUY) (1)
GRANT DATE:                                                                      COMMON
12/14/01     $14.90                                            (3)     12/13/11  STOCK   25,000    (1)     25,000      D
------------------------------------------------------------------------------------------------------------------------------------
OPTIONS
(RIGHTS TO
BUY) (1)
GRANT DATE:                                                                      COMMON
12/20/02     $8.84  12/20/02          A(1)     4,000           (3)     12/19/12  STOCK    4,000    (1)      4,000      D
====================================================================================================================================
Explanation of Responses:
(1)  These options were granted on the transaction date indicated above to the reporting person under the Gehl Company 1995 Stock
     Option Plan or the Gehl Company 2000 Equity Incentive Plan.
(2)  These options were subject to a three-year period following the date of grant during which such options vested and became exercisable on a cumulative basis with respect to one-third of the shares coverd by the options each year. The date above reflects the date on which the options became fully vested.
(3)  These options are subject to a three-year period following the date of grant during which such options vest and become exercisable on a cumulative basis with respect to one-third of the shares covered by the options each year. The options are subject to immediate vesting following the occurrence of certain events.

                                                    KENNETH P. HAHN

                                                    /s/ Michael J. Mulcahy                                          12/23/02
                                                    ---------------------------------------------            -----------------------
                                                    By Michael J. Mulcahy, Attorney-in-Fact                           Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.
                                                                                                                             Page 2